AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway North Sydney 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

2 May 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
Washington DC 20549


03050758

Attention Mr Michael Coco

Dear Sir

Re: The Australian Gas Light Company
12g3-2(b) Information
File No 82-4797

Enclosed please find information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +612 9922 8644.

Yours sincerely

LJ Fisk
Group Manager Corporate Services &
Company Secretary

dlw 5/27


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL
RECEIVED
PROCESSING
MAY 1 6 2003
WASH, D.C.
155
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/03/2003

TIME: 11:54:49

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Shareholders Approve Power Station Sales

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



FACSIMILE



ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1900 999 279**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **2 (incl. this)**

DATE: **3 March 2003**

SUBJECT: **NGC SHAREHOLDERS APPROVE POWER STATION SALES**

Attached is a media release from AGL's New Zealand subsidiary, Natural Gas Corporation, re. Shareholders Approve Power Station Sales.

Regards

Les Fisk
Company Secretary

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz



3 March 2003

NEWS MEDIA RELEASE

NGC Shareholders Approve Power Station Sales

NGC Holdings Limited (NGC) announces that a special meeting of shareholders today approved the sale of NGC's interests in the Taranaki Combined Cycle Power Station to Contact Energy Limited, and in the Cobb Hydro Station to TrustPower Limited. NGC is now progressing settlement arrangements with Contact and TrustPower.

Contact: Keith FitzPatrick
Communications Manager
NGC Holdings Limited
Phone: 04 – 576 8804
Mobile: 027- 443 8349


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL PROCESSING
RECEIVED
MAY 16 2003
WASH, D.C. 105 SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/03/2003

TIME: 09:40:34

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Concludes TCC & Cobb Power Station Sales

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1900 999 279

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 2 (incl. this)

DATE: 4 March 2003

SUBJECT: NGC CONCLUDES TCC AND COBB POWER STATION SALES

Attached is a media release from AGL's New Zealand subsidiary, Natural Gas Corporation, re. NGC Concludes TCC and Cobb Power Station Sales.

Regards

Les Fisk
Company Secretary

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz



4 March 2003

NEWS MEDIA RELEASE

NGC Concludes TCC and Cobb Power Station Sales

NGC Holdings Limited (NGC) said the conditional agreements announced on 23 December 2002 to sell its interests in the Taranaki Combined Cycle Power Station (TCC) and Cobb Hydro Station have become unconditional and the transactions have been settled.

The settlement followed approval of the sales at a special meeting of NGC shareholders yesterday. It involved the sale of the shares of the wholly-owned NGC subsidiaries, Stratford Power Limited (SPL), owner of the TCC station, and Cobb Power Limited (CPL), owner of the Cobb hydro station.

The sale of SPL was completed for $500 million, less adjustments for estimated working capital of $8.6 million, resulting in net sale proceeds to NGC of $491.4 million. Working capital remains subject to a final audit. The sale of CPL was settled at the offer price of $92.5 million.

NGC Chief Executive, Mr Phil James, said: "I am pleased these sales have now been successfully concluded, as they complete the strategic repositioning of the Company announced in August last year. They also provide the platform for decisions to be made in the next two months on the most appropriate capital structure for NGC as it focuses on its core activities of natural gas and LPG transportation and sales, and energy metering."

Contact:

Keith FitzPatrick
Communications Manager
NGC Holdings Limited

Phone: 4 – 576 8804
Mobile: 027 – 443 8349


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL PROCESSING SECTION
RECEIVED
MAY 16 2003
WASH. D.C.
155

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/03/2003

TIME: 08:45:57

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report & Half Year Accounts

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1900 999 279**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **43 (incl. this)**

DATE: **6 March 2003**

SUBJECT: **AGL – HALF YEAR RESULTS**

In accordance with the requirements of the Listing Rules, please find herewith our Half Yearly Report and Dividend Announcement for the six months ended 31 December 2002 together with a media release.

Regards

Les Fisk
Company Secretary

Jle 904



Rules 4.1, 4.3

Appendix 4B

Half yearly/~~preliminary final~~ report

Introduced 30/6/2002.

Name of entity

The Australian Gas Light Company

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year ended~~ ('current period')
95 052 167 405	✓		**31 December 2002**

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A Million
Revenues from ordinary activities *(item 1.1)*	Up	**21.3 %**	to	**2,102.7**
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	Up	**129.9 %**	to	**190.6**
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	Gain (loss) of			**Nil**
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	**129.9 %**	to	**190.6**

Dividends (distributions)	Amount per security	Franked amount per security
~~Final dividend *(Preliminary final report only - item 15.4)*~~ Interim dividend *(Half yearly report only – item 15.6)*	26 ¢	16 ¢
Previous corresponding ~~period *(Preliminary final report - item 15.5*~~*; half yearly report - item 15.7)*	25 ¢	19 ¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

14 March 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

 # Significant items
Profit from ordinary activities after tax includes significant revenues and expenses as detailed in Attachment A.

This half-yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $A Million	Previous corresponding period - $A Million
1.1	Revenues from ordinary activities *(see items 1.23 – 1.25)*	2,102.7	1,733.2
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,749.9)	(1,542.0)
1.3	Borrowing costs	(91.9)	(91.4)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	44.9	40.4
1.5	**Profit (loss) from ordinary activities before tax**	**305.8**	**140.2**
1.6	Income tax on ordinary activities *(see note 4)* *	(103.9)	(52.7)
1.7	**Profit (loss) from ordinary activities after tax**	**201.9**	**87.5**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	0.0	0.0
1.9	**Net profit (loss)**	**201.9**	**87.5**
1.10	Net profit (loss) attributable to outside +equity interests	(11.3)	(4.6)
1.11	**Net profit (loss) for the period attributable to members**	**190.6**	**82.9**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	0.0	0.0
1.13	Net exchange differences recognised in equity	19.7	(0.8)
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	0.0	0.0
1.15	Initial adjustments from UIG transitional provisions	0.0	0.0
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	19.7	(0.8)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**210.3**	**82.1**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	44.1 ¢	22.6 ¢
1.19	Diluted EPS	44.1 ¢	22.6 ¢

*** Item 1.6 Income tax on ordinary activities - refer Attachment C**

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A Million	Previous corresponding period - $A Million
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	201.9	87.5
1.21	Less (plus) outside +equity interests	11.3	4.6
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**190.6**	**82.9**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A Million	Previous corresponding period - $A Million
1.23	Revenue from sales or services	**Refer Attachment B**	
1.24	Interest revenue		
1.25	Other relevant revenue		
1.26	Details of relevant expenses		
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	120.3	106.4
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	3.5	0.0
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	0.0	0.0

Consolidated retained profits

		Current period - $A Million	Previous corresponding period - $A Million
1.30	Retained profits (accumulated losses) at the beginning of the financial period	560.6	565.0
1.31	Net profit (loss) attributable to members (*item 1.11*)	190.6	82.9
1.32	Net transfers from (to) reserves *(details if material)*	0.0	0.0
1.33	Net effect of changes in accounting policies	0.0	0.0
1.34	Dividends and other equity distributions paid or payable	(13.9)	(92.9)
1.35	**Retained profits (accumulated losses) at end of financial period**	**737.3**	**555.0**

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A Million (a)	Related tax $A Million (b)	Related outside +equity interests $A Million (c)	Amount (after tax) attributable to members $A Million (d)
2.1	Amortisation of goodwill	4.4	0.0	0.0	4.4
2.2	Amortisation of other intangibles	12.2	0.0	0.0	12.2
2.3	**Total amortisation of intangibles**	**16.6**	**0.0**	**0.0**	**16.6**
2.4	Extraordinary items (details)	0.0	0.0	0.0	0.0
2.5	**Total extraordinary items**	**0.0**	**0.0**	**0.0**	**0.0**

Comparison of half year profits

(Preliminary final report only)

		Current year - $A Million	Previous year - $A Million
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Condensed consolidated statement of financial position

		At end of current period $A Million	As shown in last annual report $A Million	As in last half yearly report $A Million
	Current assets			
4.1	Cash	20.0	13.1	27.1
4.2	Receivables	713.7	702.0	553.0
4.3	Investments	0.0	0.0	0.0
4.4	Inventories	25.2	21.5	19.0
	Property, plant and equipment	419.2	10.6	20.8
	Intangibles	0.0	0.0	0.0
	Deferred expenditure	10.5	0.0	0.0
4.5	Tax assets	0.0	0.0	0.0
4.6	Other (provide details if material)	109.7	87.9	55.8
4.7	**Total current assets**	**1,298.3**	**835.1**	**675.7**
	Non-current assets			
4.8	Receivables	37.9	33.9	73.5
4.9	Equity accounted investments	454.8	446.6	583.5
4.10	Other financial assets	241.4	243.2	91.9
4.11	Inventories	0.0	0.0	0.6
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	0.0	0.0	0.0
4.13	Development properties (+mining entities)	0.0	0.0	0.0
4.14	Other property, plant and equipment (net)	2,704.1	3,041.7	2,911.1
4.15	Intangibles (net)	1,682.5	888.9	881.5
	Deferred expenditure	339.1	339.7	323.6
4.16	Tax assets	108.0	96.3	99.5
4.17	Other (provide details if material)	89.2	91.1	111.0
4.18	**Total non-current assets**	**5,657.0**	**5,181.4**	**5,076.2**
4.19	**Total assets**	**6,955.3**	**6,016.5**	**5,751.9**
	Current Liabilities			
4.20	Payables	438.5	494.7	371.0
4.21	Interest bearing liabilities	771.1	518.4	393.5
4.22	Tax liabilities	59.1	35.4	45.6
4.23	Provisions exc. tax liabilities	125.4	178.5	183.2
4.24	Other (provide details if material)	9.1	10.6	9.1
4.25	**Total current liabilities**	**1,403.2**	**1,237.6**	**1,002.4**
	Non-current liabilities			
4.26	Payables	0.0	0.0	0.0
4.27	Interest bearing liabilities	2,018.3	1,991.7	2,110.7
4.28	Tax liabilities	402.4	390.2	349.3
4.29	Provisions exc. tax liabilities	69.0	63.8	81.8
4.30	Other (provide details if material)	2.6	4.8	6.1
4.31	**Total non-current liabilities**	**2,492.3**	**2,450.5**	**2,547.9**
4.32	**Total liabilities**	**3,895.5**	**3,688.1**	**3,550.3**
4.33	**Net assets**	**3,059.8**	**2,328.4**	**2,201.6**

Condensed consolidated statement of financial position continued

	Equity			
4.34	Capital/contributed equity	2,066.2	382.1	371.5
4.35	Reserves	14.1	1,158.3	1,066.4
4.36	Retained profits (accumulated losses)	737.3	560.6	555.0
4.37	**Equity attributable to members of the parent entity**	**2,817.6**	**2,101.0**	**1,992.9**
4.38	Outside +equity interests in controlled entities	242.2	227.4	208.7
4.39	**Total equity**	**3,059.8**	**2,328.4**	**2,201.6**

4.40	Preference capital included as part of 4.37	0.0	0.0	0.0

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A Million	Previous corresponding period - $A Million
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to development properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**0.0**	**0.0**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A Million	Previous corresponding Period - $A Million
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**0.0**	**0.0**

Condensed consolidated statement of cash flows

		Current period $A Million	Previous corresponding period - $A Million
	Cash flows related to operating activities		
7.1	Receipts from customers	2,643.3	1,937.6
7.2	Payments to suppliers and employees	(2,212.9)	(1,703.0)
7.3	Dividends received from associates	35.4	32.6
7.4	Other dividends received	5.2	0.0
7.5	Interest and other items of similar nature received	6.2	7.3
7.6	Interest and other costs of finance paid	(92.6)	(99.4)
7.7	Income taxes paid	(45.8)	(15.7)
7.8	Other (provide details if material)	0.0	0.0
7.9	**Net operating cash flows**	**338.8**	**159.4**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(171.0)	(237.0)
7.11	Proceeds from sale of property, plant and equipment	143.3	211.9
7.12	Payment for purchases of equity investments	(27.0)	(33.8)
7.13	Proceeds from sale of equity investments	1.5	2.8
7.14	Loans to other entities	(5.6)	(2.8)
7.15	Loans repaid by other entities	30.4	2.6
7.16	Other-proceeds from disposal of controlled entities	8.5	0.0
7.17	**Net investing cash flows**	**(19.9)**	**(56.3)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	520.3	97.8
7.19	Proceeds from borrowings	1,134.3	801.0
7.20	Repayment of borrowings	(1,848.9)	(991.1)
7.21	Dividends paid	(125.7)	(98.1)
7.22	Other (provide details if material)	0.0	0.0
7.23	**Net financing cash flows**	**(320.0)**	**(190.4)**
7.24	**Net increase (decrease) in cash held**	**(1.1)**	**(87.3)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	5.8	100.7
7.26	Exchange rate adjustments to item 7.25.	(2.1)	0.6
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**2.6**	**14.0**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A Million	Previous corresponding period - $A Million
8.1	Cash on hand and at bank	14.2	24.4
8.2	Deposits at call	5.8	2.7
8.3	Bank overdraft	(17.4)	(13.1)
8.4	Other (provide details)	0.0	0.0
8.5	**Total cash at end of period** *(item 7.27)*	**2.6**	**14.0**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	14.5 %	8.1 %
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	6.8 %	4.2 %

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period	Previous corresponding Period
(a) Basic EPS	44.1 ¢	22.6 ¢
(b) Diluted EPS	44.1 ¢	22.6 ¢
(c) Weighted average number of ordinary shares outstanding used in calculation of basic and diluted EPS	431,798,500	367,568,963

NTA backing *(see note 7)*	Current period	Previous corresponding Period
11.1 Net tangible asset backing per +ordinary security	$2.58	$2.99

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Pulse Group
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$ 31.0 Million
13.3	Date from which such profit has been calculated	31 July 2002
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$ (1.7) Million

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	28 March 2003
15.2	Record date to determine entitlements to the dividend (distribution)	14 March 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	Final dividend:	Current year	N/A ¢	N/A ¢	N/A ¢
15.5		Previous year	N/A ¢	N/A ¢	N/A ¢
	(Half yearly and preliminary final reports)				
15.6	Interim dividend:	Current year	26 ¢	16 ¢	0 ¢
15.7		Previous year	25 ¢	19 ¢	0 ¢

Note: The financial effect of the current period's interim dividend has not been recognised in the 31 December 2002 financial report in-line with the requirements of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets.*

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	N/A	N/A
15.9 Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities ~~or~~ ~~Preliminary final report - final dividend (distribution) on all securities~~

	Current period $A Million	Previous corresponding Period - $A Million
15.10 +Ordinary securities *(each class separately)*	0.0	92.9
15.11 Preference +securities *(each class separately)*	N/A	N/A
15.12 Other equity instruments *(each class separately)*	N/A	N/A
15.13 Total	**0.0**	**92.9**

The +dividend or distribution plans shown below are in operation.

The Australian Gas Light Company Dividend Reinvestment Plan

The last date(s) for receipt of election notices for the +dividend or distribution plans	**14 March 2003**

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Subsequent to 31 December 2002, the Directors have declared an interim dividend of 26 cents per share, franked to 16 cents per share, totalling $114.2 million. In accordance with the adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*, the dividend has not been recognised in the 31 December 2002 financial report as the dividend has not been declared on or before the 31 December 2002.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A Million	Previous corresponding period - $A Million
16.1 Profit (loss) from ordinary activities before tax	54.5	44.7
16.2 Income tax on ordinary activities	(9.6)	(4.3)
16.3 Profit (loss) from ordinary activities after tax	**44.9**	**40.4**
16.4 Extraordinary items net of tax	0.0	0.0
16.5 Net profit (loss)	**44.9**	**40.4**
16.6 Adjustments	0.0	0.0
16.7 Share of net profit (loss) of associates and joint venture entities	**44.9**	**40.4**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A Million	Previous corresponding period - $A Million
Auscom Holdings Pty Limited	50.0	50.0	6.1	5.6
Australian Pipeline Trust	30.0	30.0	10.8	8.8
ActewAGL	50.0	50.0	27.2	25.3
Agility Clough Lucas	50.0	50.0	0.1	1.8
Agility Diona	50.0	0.0	0.4	0.0
Agility Kembla	50.0	0.0	0.0	0.0
TrustPower Limited	(a)	13.9*	0.0	(1.4)
Other			0.3	0.3
17.2 Total			**44.9**	**40.4**
17.3 Other material interests				
COMindico	34.7	20.6	0.0	0.0
TransACT	16.1	20.0	0.0	0.0
TrustPower Limited (a)	20.5	(a)	5.2	0.0
17.4 Total			**50.1**	**40.4**

*Relevant interest is 20.5%
(a) Not equity accounted from 1 February 2002.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	Nil	Nil		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 Nil Nil	 Nil Nil		
18.3	**+Ordinary securities**	439,293,639	439,293,639		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 57,138,329 Nil	 57,138,329 Nil		
18.5	**+Convertible debt securities** *(description and conversion factor)*	Nil	Nil		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		
18.7	**Options** *(description and conversion factor)*	Nil	Nil	*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period	Nil	Nil		
18.9	Exercised during current period	Nil	Nil		
18.10	Expired during current period	Nil	Nil		
18.11	**Debentures** *(description)*	Nil	Nil		
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		
18.13	**Unsecured notes** *(description)*	Nil	Nil		
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Refer Attachment D1, D2, and D3

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer to separate accompanying commentary

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Refer Attachment E

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The balance of the franking credits available to the consolidated entity at 31 December 2002 was $85.4 million. It is expected that dividends paid during the next twelve months will be partly franked principally out of franking credits that will arise in the period.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

N/A

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Refer to Attachment E

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not* *(delete one)*~~ give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 ~~If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*.~~ *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have* *(delete one)*~~ a formally constituted audit committee.

Sign here: .... Date: **6 March 2003**
(Director/~~Company Secretary~~)

Print name: **M. J. Phillips (Chairman)**

Attachment A

Details of significant items included in revenues and expenses (item 1.23 - 1.26) from ordinary activities

	Consolidated	
	31 Dec 2002	31 Dec 2001
	$m	$m
Significant items		
Profit on sale of surplus property held for sale (Income tax expense applicable $0.3 million)	**13.5**	0.0
Write-off relating to COMindico (Income tax expense applicable $nil)	**(10.0)**	0.0
Gain relating to contract settlement in NGC (Income tax expense applicable $3.1million)	**0.0**	9.6
Losses and write downs relating to NGC (Income tax benefit applicable $15.0 million)	**0.0**	(45.5)
Losses and write downs relating to Dingo Blue (Income tax benefit applicable $nil)	**0.0**	(45.0)

Attachment B

Details of revenues and expenses (items 1.23 - 1.26) from ordinary activities are as follows:

	Consolidated	
	31 Dec 2002	31 Dec 2001
	$m	$m
(a) Revenue from ordinary activities		
Sales of goods		
Operating activities	**1,746.6**	1,312.0
Other activities	**0.0**	3.2
Provision of services		
Construction contracts	**18.1**	43.1
Other operating activities	**168.6**	167.7
Interest		
Associates and joint venture entities	**0.9**	2.4
Other operating entities	**5.1**	3.9
Other activities	**0.5**	0.5
Dividends	**5.2**	0.0
Share of partnership profits(losses)	**0.1**	(0.3)
Disposals of assets		
Operating activities	**122.4**	198.9
Other activities	**21.4**	0.0
Disposal of controlled entities	**8.5**	0.0
Rents		
Other activities	**0.4**	0.4
Write-back of provisions no longer required		
Doubtful debts	**0.3**	0.0
Employee entitlements	**0.9**	1.0
Other	**2.5**	0.4
Foreign currency exchange gain from non speculative dealing	**1.2**	0.0
	2,102.7	1,733.2

All revenue relates to operating activities unless otherwise stated.

	31 Dec 2002	31 Dec 2001
(b) Expenses from ordinary activities		
Cost of goods sold	**1,159.5**	870.5
Administrative costs	**78.5**	71.1
Depreciation and amortisation	**136.8**	114.5
Employee entitlements	**186.4**	159.3
Losses and writedown relating to controlled entities	**0.0**	90.5
Writeoff relating to interest in other entities	**10.0**	0.0
Carrying value of assets/businesses sold	**138.8**	192.4
Other expenses	**39.9**	43.7
	1,749.9	1,542.0

Attachment C

Income tax attributable to ordinary activities (item 1.6) is arrived at as follows:

	Consolidated	
	31 Dec 2002	31 Dec 2001
	$m	$m
Prima facie income tax expense on profit from ordinary activities at 30%	**(91.8)**	(42.0)
Tax effect of permanent differences		
Non-allowable expenditure	**(12.1)**	(18.1)
Non-assessable revenue	**1.0**	3.8
Non rebateable/assessable dividends	**(6.7)**	(2.6)
Equity accounted profits of associates and joint venture entities	**5.4**	4.3
Development allowance	**0.0**	0.6
Profits/losses on disposals of assets	**4.3**	2.6
Other	**(1.1)**	(0.8)
Reversal of tax losses previously recognised now written off	**0.0**	(0.7)
Income tax over/(under) provided in prior years	**(2.9)**	0.2
Income tax attributable to ordinary activities	**(103.9)**	(52.7)

Attachment D1

Segment Reporting

Segment revenues

	External Sales Revenue		Other External Revenue		Inter-Segment Revenue		Equity Accounted Share of Net Profits		Total	
	31 Dec 02 $m	31 Dec 01 $m	**31 Dec 02 $m**	31 Dec 01 $m	**31 Dec 02 $m**	31 Dec 01 $m	**31 Dec 02 $m**	31 Dec 01 $m	**31 Dec 02 $m**	31 Dec 01 $m
Energy Networks										
Gas networks	**15.1**	21.2	**1.7**	0.5	**149.2**	147.5	**0.0**	0.0	**166.0**	169.2
Electricity networks	**23.8**	23.2	**0.6**	0.8	**58.4**	57.0	**0.0**	0.0	**82.8**	81.0
	38.9	44.4	**2.3**	1.3	**207.6**	204.5	**0.0**	0.0	**248.8**	250.2
Agility	**51.5**	73.4	**1.2**	0.1	**76.5**	70.8	**0.4**	1.8	**129.6**	146.1
Energy Sales & Marketing	**1,484.3**	1,012.0	**1.1**	1.5	**14.2**	12.1	**0.0**	(0.2)	**1,499.6**	1,025.4
Energy Investments	**0.0**	0.0	**1.5**	2.3	**0.0**	0.0	**38.1**	34.1	**39.6**	36.4
Power Generation	**4.6**	4.3	**8.5**	0.0	**10.6**	0.0	**0.0**	0.0	**23.7**	4.3
LPG	**10.0**	11.0	**0.9**	1.1	**0.0**	0.0	**6.1**	5.6	**17.0**	17.7
New Zealand business	**324.4**	325.6	**127.4**	207.7	**0.0**	0.0	**0.3**	(0.9)	**452.1**	532.4
Property	**0.0**	3.3	**21.9**	0.5	**0.1**	0.1	**0.0**	0.0	**22.0**	3.9
Telecommunications	**2.6**	25.2	**0.0**	0.3	**0.0**	0.0	**0.0**	0.0	**2.6**	25.5
Other	**16.3**	16.7	**2.0**	0.2	**0.0**	0.0	**0.0**	0.0	**18.3**	16.9
Segment totals	**1,932.6**	1,515.9	**166.8**	215.0	**309.0**	287.5	**44.9**	40.4	**2,453.3**	2,058.8
Unallocated items	**1.1**	0.4	**2.2**	1.9	**0.8**	2.7	**0.0**	0.0	**4.1**	5.0
	1,933.7	1,516.3	**169.0**	216.9	**309.8**	290.2	**44.9**	40.4	**2,457.4**	2,063.8
Less: eliminations	**0.0**	0.0	**0.0**	0.0	**(309.8)**	(290.2)	**0.0**	0.0	**(309.8)**	(290.2)
	1,933.7	1,516.3	**169.0**	216.9	**0.0**	0.0	**44.9**	40.4	**2,147.6**	1,773.6

Revenue is principally derived from:

(i) *Energy Networks* – distribution of gas and electricity.
Agility – provision of infrastructure management and maintenance services.
Energy Sales & Marketing - sale of natural gas and electricity.
Energy Investments – investments in pipeline and energy utility entities.
Power Generation – generation and sale of electricity.
LPG - extraction and sale of LPG and investment in a joint venture entity involved in the LPG industry.
New Zealand business – investments in New Zealand entities involved in the gas and electricity industries.
Property - sale and rental of properties.
Telecommunications – investment in entities involved in the telecommunications industry.
Other - business development activities and Chilean gas business.

(ii) Inter-segment pricing is made on an "arms-length", commercial basis.

Attachment D2
Segment Reporting (continued)

Segment results – profits/(losses)

	Segment Results - Profits/(Losses)		Depreciation and Amortisation		Other Non-cash Expenses	
	31 Dec 02	31 Dec 01	31 Dec 02	31 Dec 01	31 Dec 02	31 Dec 01
	$m	$m	$m	$m	$m	$m
Energy Networks						
Gas networks	**80.1**	85.7	**19.7**	20.5	**0.9**	1.0
Electricity networks	**28.7**	28.1	**12.2**	14.0	**0.1**	0.6
	108.8	113.8	**31.9**	34.5	**1.0**	1.6
Agility	**25.6**	19.0	**0.9**	0.6	**7.7**	6.6
Energy Sales & Marketing	**124.8**	64.9	**17.5**	5.8	**11.7**	3.9
Energy Investments	**38.1**	33.8	**0.0**	0.0	**0.0**	0.0
Power Generation	**7.5**	1.9	**2.2**	0.8	**0.2**	0.0
LPG	**11.0**	11.4	**0.2**	0.1	**0.2**	0.2
New Zealand business	**83.7**	50.2	**71.0**	60.8	**1.7**	0.0
Property	**12.4**	(0.6)	**0.5**	0.5	**0.7**	0.0
Telecommunications	**(10.0)**	(57.2)	**0.0**	1.9	**10.2**	3.4
Other	**3.3**	(2.9)	**2.5**	2.7	**0.4**	1.3
Segment totals	**405.2**	234.3	**126.7**	107.7	**33.8**	17.0
Unallocated items	**(7.5)**	(2.7)	**10.1**	6.8	**4.1**	2.6
	397.7	231.6	**136.8**	114.5	**37.9**	19.6
Less: borrowing costs	**(91.9)**	(91.4)				
Profit from ordinary activities before income tax	**305.8**	140.2				
Income tax attributable to ordinary activities	**(103.9)**	(52.7)				
Profit from ordinary activities after income tax	**201.9**	87.5				

Profit from ordinary activities before borrowing costs includes the significant items detailed in Attachment A, as allocated to relevant segments.

(i)	New Zealand business	$nil million (2001 $(35.9) million)
(ii)	Property	$13.5 million (2001 $nil million)
(iii)	Telecommunications	$(10.0) million (2001 $(45.0) million)

Segment assets and liabilities

	Assets		Liabilities		Equity Accounted Investments *		Acquisition of Non-Current Assets *	
	31 Dec 02	31 Dec 01	31 Dec 02	31 Dec 01	31 Dec 02	31 Dec 01	31 Dec 02	31 Dec 01
	$m	$m	$m	$m	$m	$m	$m	$m
Energy Networks								
Gas networks	**1,183.9**	1,170.9	**190.4**	195.3	**0.0**	0.0	**27.0**	31.4
Electricity networks	**1,107.6**	1,100.2	**68.4**	60.9	**0.0**	0.0	**15.5**	18.0
	2,291.5	2,271.1	**258.8**	256.2	**0.0**	0.0	**42.5**	49.4
Agility	**59.7**	44.8	**62.7**	62.5	**0.5**	0.6	**5.1**	3.2
Energy Sales & Marketing	**1,834.5**	691.5	**540.8**	371.8	**0.0**	0.0	**885.4**	4.0
Energy Investments	**374.0**	386.7	**23.7**	17.6	**369.3**	384.1	**0.0**	0.0
Power Generation	**306.8**	202.2	**15.3**	37.7	**0.0**	0.0	**47.1**	128.7
LPG	**102.8**	112.9	**2.6**	2.7	**82.6**	73.0	**0.0**	2.3
New Zealand business	**1,555.7**	1,604.9	**730.8**	887.2	**2.4**	125.8	**24.4**	50.4
Property	**62.2**	73.9	**9.6**	15.7	**0.0**	0.0	**0.0**	0.0
Telecommunications	**105.7**	86.7	**4.4**	17.8	**0.0**	0.0	**0.0**	2.6
Other	**154.6**	171.1	**63.2**	70.7	**0.0**	0.0	**4.1**	5.6
Segment totals	**6,847.5**	5,645.8	**1,711.9**	1,739.9	**454.8**	583.5	**1,008.6**	246.2
Unallocated items	**107.8**	106.1	**2,183.6**	1,810.4	**0.0**	0.0	**16.6**	16.3
Consolidated totals	**6,955.3**	5,751.9	**3,895.5**	3,550.3	**454.8**	583.5	**1,025.2**	262.5

* included in Assets total

ttachment D3

egment Reporting (continued)

unds employed as at 31 December 2002

	Energy Networks		Agility	Energy Sales & Marketing	Energy Investments	Power Generation	LPG	New Zealand Business	Property	Telecom – munications	Other
	Gas	Electricity									
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
urrent assets											
Cash	0.0	0.0	0.1	11.1	0.0	0.0	0.0	0.8	0.0	0.2	5.9
Receivables	8.1	7.1	18.8	566.0	0.0	2.8	17.3	73.4	5.7	0.4	5.2
nventories	0.1	0.0	4.0	11.8	0.0	1.4	0.0	6.3	0.0	0.0	1.6
Property, plant and equipment	2.1	0.0	0.0	0.0	0.0	0.0	0.0	416.5	0.6	0.0	0.0
Deferred expenditure	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.5	0.0	0.0	0.0
Other	0.5	0.0	1.0	67.3	0.0	1.6	0.1	36.4	0.5	0.0	0.0
on-current assets											
Receivables	0.0	0.0	0.0	2.4	0.0	0.0	0.0	0.3	13.6	0.0	1.7
Equity accounted investments	0.0	0.0	0.5	0.0	369.3	0.0	82.6	2.4	0.0	0.0	0.0
Other financial assets	0.0	0.0	0.0	0.0	0.0	0.0	0.0	143.4	0.0	98.0	0.0
Property, plant and equipment	949.6	490.0	17.7	69.6	0.0	292.9	2.8	709.2	39.9	0.0	118.5
ntangibles	0.0	576.0	0.0	1,034.1	0.0	0.0	0.0	52.8	0.0	0.0	19.7
Deferred expenditure	221.5	24.9	0.0	16.3	0.0	2.8	0.0	4.4	0.0	0.0	0.7
Tax assets	1.0	9.6	10.2	55.9	4.7	5.3	0.0	18.6	1.9	7.1	1.3
Other	1.0	0.0	7.4	0.0	0.0	0.0	0.0	80.7	0.0	0.0	0.0
otal assets	1,183.9	1,107.6	59.7	1,834.5	374.0	306.8	102.8	1,555.7	62.2	105.7	154.6
urrent liabilities											
Payables	3.7	7.3	16.1	310.0	0.0	6.6	0.3	58.8	1.3	1.8	3.4
Provisions	3.7	0.8	13.7	88.9	0.0	0.1	0.0	11.1	1.0	2.6	0.6
Tax liabilities	6.3	0.0	13.3	36.9	19.4	0.7	2.1	7.7	3.0	0.0	0.2
Unearned revenue	0.0	0.9	0.0	5.4	0.0	0.1	0.0	1.6	0.8	0.0	0.0
on-current liabilities											
Payables	0.3	0.0	0.0	12.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Provisions	0.2	0.0	0.0	36.8	0.0	0.0	0.0	0.0	0.5	0.0	0.2
Tax liabilities	176.2	59.4	19.2	46.9	4.3	7.8	0.2	98.4	2.1	0.0	1.8
Unearned revenue	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.9	0.0	0.0
unds employed	993.5	1,039.2	(2.8)	1,297.4	350.3	291.5	100.2	1,378.1	52.6	101.3	148.4
uarantee support	0.0	0.0	50.0	380.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

.ttachment D3 (continued)

egment Reporting (continued)

'unds employed as at 31 December 2002

	Energy Networks Gas	Energy Networks Electricity	Agility	Energy Sales & Marketing	Energy Investments	Power Generation	LPG	New Zealand Business	Property	Telecom – munications	Other
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
rofit from ordinary activities before borrowing costs and significant items											
efore income tax	80.1	28.7	25.6	124.8	38.1	7.5	11.0	83.7	(1.1)	0.0	3.3
fter income tax	58.4	19.5	18.1	79.0	27.9	5.0	9.5	48.4	(0.2)	0.0	3.0
rofit from ordinary activities before borrowing costs and significant items/funds employed* (%)											
efore income tax	8.1	2.8	n/a	15.0	10.9	2.8	10.5	5.9	n/a	0.0	2.2
fter income tax	5.9	1.9	n/a	9.5	8.0	1.9	9.0	3.4	n/a	0.0	2.0
rofit from ordinary activities before borrowing costs and significant items/funds employed including guarantee support (%)											
efore income tax	8.1	2.8	115.3	10.9	10.9	2.8	10.5	5.9	n/a	0.0	2.2
fter income tax	5.9	1.9	81.5	6.9	8.0	1.9	9.0	3.4	n/a	0.0	2.0

eographical segments

	External Revenues		Assets		Acquisition of Non-current Assets	
	31 Dec 02	31 Dec 01	31 Dec 02	30 Jun 02	31 Dec 02	31 Dec 01
	$m	$m	$m	$m	$m	$m
ustralia	1,632.9	1,183.0	5,250.1	3,980.3	996.7	206.5
ew Zealand	451.8	533.3	1,555.7	1,604.9	24.4	50.4
ther	18.0	16.9	149.5	166.7	4.1	5.6
	2,102.7	1,733.2	6,955.3	5,751.9	1,025.2	262.5

here was no material inter-segment revenue.

Attachment E

Notes to the Financial Statements
For the half-year ended 31 December 2002

Note 1 – Basis of accounting

This general purpose half-year consolidated financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 *Interim Financial Reporting*, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board as applicable to the half-year report. The accounting policies applied in the preparation and presentation of the report are consistent with those applied in respect of the report for the year ended 30 June 2002. The half-year report does not include disclosures of the type normally included in the annual report. It is recommended that this financial report be read in conjunction with the 2002 annual report and any public announcements made by the Parent Entity during the half-year in accordance with any continuous disclosure obligations arising under the Corporations Act 2001.

Note 2 – Non-cash financing and investing activities

There were no material non-cash financing or investing activities during the half-year ended 31 December 2002.

Note 3 – Changes in accounting estimates

During the period the useful lives of certain "installed" electricity distribution assets and gas meters were reviewed and amended, equivalent to their technical lives based on detailed engineering assessments. The extension in useful lives of the assets has resulted in a reduction of $4.0 million in depreciation of plant and equipment for the period.

Note 4 – Rounding of amounts

Unless otherwise specified, amounts in the financial report are shown to the nearest tenth of a million dollars in accordance with ASIC Class Order 98/100 issued 10 July 1998. The Parent Entity is an entity to which the Class Order applies.

Note 5 – Contingent liabilities

	2002 $m	2001 $m
Bank guarantees in respect of the consolidated entity	8.7	8.7
Guarantees in respect of associates	5.0	5.0
	13.7	13.7

Other contingent liaibilities
Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the directors of the Parent Entity believe that any resultant liability will not materially effect the financial position of the consolidated entity.

Note 6 - Events subsequent to the end of the current period

(a) The sale of NGC Holdings Limited's (a partly-owned controlled entity) interests in the Taranaki Combined Cycle Power Station for NZ$500 million and the Cobb Power Station for NZ$92.5 million, announced on 23 December 2002, were approved by NGC's shareholders on 3 March 2003.

(b) On 7 February 2003, The Independent Expert released the final redetermination of Maui gas reserves. The Independent Expert's assessment, which is binding on all parties to the Maui supply agreement, has significant implications for energy supply in New Zealand. For NGC the redetermination represents a reduction of approximately 138 PJ on the company's original allocation of reserves from the Maui gas field. Taking into account usage to date, NGC's remaining entitlements to Maui gas amount to 112 PJ as at 7 February 2003.

Attachment E (continued)

Notes to the Financial Statements (continued)
For the half-year ended 31 December 2002

Note 6 - Events subsequent to the end of the current period (continued)

The financial effect on NGC of the redetermination has been mitigated by the agreement for the return to NGC, at no cost, of 78.9 PJ of prepaid Maui gas entitlements in settlement of the Gasbank 2 arrangement. NGC also has provision in its Maui purchase contract with the Crown to accelerate uptake of take-or-pay quantities. If prepaid gas cannot be delivered there is provision for financial compensation to NGC.

(c) Subsequent to 31 December 2002, the Directors of AGL have declared an interim dividend of 26 cents per share, franked to 16 cents per share, totalling $114.2 million. In accordance with the adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*, this dividend has not been recognised in the 31 December 2002 financial report, as the dividend has not been declared on or before 31 December 2002.

THE AUSTRALIAN GAS LIGHT COMPANY
AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

The directors of The Australian Gas Light Company declare that the accompanying financial statements and the notes to the financial statements:

(a) comply with accounting standards; and
(b) give a true and fair view of the financial position and performance of the consolidated entity.

The directors also declare that, in their opinion:

(a) there are reasonable grounds to believe that the Parent Entity will be able to pay its debts as and when they become due and payable; and
(b) the accompanying financial statements and the notes thereto are in accordance with the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

M J Phillips
Chairman

G J W Martin
Director

Sydney, 6 March 2003

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Telephone (02) 9322 7000
Facsimile (02) 9322 7001
www.deloitte.com.au

Deloitte Touche Tohmatsu

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF THE AUSTRALIAN GAS LIGHT COMPANY

Scope

We have reviewed the attached financial report of The Australian Gas Light Company in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, including the directors' declaration, for the half-year ended 31 December 2002, but excluding the following sections:

a) material factors affecting the revenues and expenses of the consolidated entity for the current period (page 14); and
b) compliance statement (page 16).

The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of The Australian Gas Light Company is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

H McHutchison
Partner
Chartered Accountants

Sydney, 6 March 2002


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL
RECEIVED
PROCESSING
MAY 16 2003
WASH. D.C.
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/03/2003

TIME: 11:19:40

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Record Date

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1900 999 279

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 1 (incl. this)

DATE: 6 March 2003

SUBJECT: AGL – HALF YEAR RESULTS

As a result of a Public Holiday in Victoria on 10 March 2003 the AGL record date will be changed to 17 March 2003. The Ex-dividend date will therefore now be 11 March.

The Company's share register will be examined at the close of processing the transfers for Monday, 17 March 2003 to determine Shareholders' entitlements to the interim dividend. Shareholders who have elected to participate in the Dividend Reinvestment Plan (DRP) will receive AGL shares in lieu of receiving a cash dividend. Shares under the DRP will be issued at a discount of 2.5% on the ex-dividend weighted average market price.

Regards

Les Fisk
Company Secretary



FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1900 999 279**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **15 (incl. this)**

DATE: **6 March 2003**

SUBJECT: **AGL – HALF YEAR RESULTS**

Please find attached slide presentation given by AGL's Managing Director, Greg Martin, to analysts and fund managers this morning.

Regards

Les Fisk
Company Secretary

File 904


The Australian Gas Light Company
Half Year Results
1 July 2002 - 31 December 2002
6 March 2003
1
2
3
4
AGL


NEW APPOINTMENTS
Greg Hayes
Chief Financial Officer
Sam Pearce
Manager Investor Relations
AGL

OVERVIEW
July - Dec 2002

- Financial results:

EBIT	$394.2m	up 26.1%
Underlying Net Profit	$187.4m	up 30.4%
EPS	43.4c	up 10.7%
Operating Cash Flow/Share	78.5c	up 79.6%

- Clear strategy:
  - Delivering Maximum Returns
  - Completing Business Platforms
  - Redefining the Portfolio
  - Building Capabilities

Focussed gas & electricity business, delivering strong results ...

AGL


HIGHLIGHTS
July - Dec 2002
Pulse Energy Acquisition and successful fund raising - August
Key initiatives successfully completed ...
AGL


HIGHLIGHTS
July - Dec 2002
Pulse Energy Acquisition and successful fund raising - August
5% shareholding limitation removed - October
Key initiatives successfully completed ...
AGL


HIGHLIGHTS
July - Dec 2002
Pulse Energy Acquisition and successful fund raising -August
5% shareholding limitation removed - October
Sale of Southern Cross Energy investment - December
Key initiatives successfully completed ...
AGL


HIGHLIGHTS
July - Dec 2002
Pulse Energy Acquisition and successful fund raising -August
5% shareholding limitation removed - October
Sale of Southern Cross Energy investment - December
Retail pricing process concluded in SA & Vic - October/December
Key initiatives successfully completed ...
AGL


HIGHLIGHTS
July - Dec 2002
Pulse Energy Acquisition and successful fund raising - August
5% shareholding limitation removed - October
Sale of Southern Cross Energy investment - December
Retail pricing process concluded in SA & Vic - October/December
Peaking power generation plants commissioned - October/December
Key initiatives successfully completed ...
AGL


HIGHLIGHTS
July - Dec 2002
Pulse Energy Acquisition and successful fund raising - August
5% shareholding limitation removed - October
Sale of Southern Cross Energy investment - December
Retail pricing process concluded in SA & Vic - October/December
Peaking power generation plants commissioned - October/December
$4.5B Wholesale Gas Portfolio - December
Key initiatives successfully completed ...
AGL


HIGHLIGHTS - NGC
July - Dec 2002
Sale of retail gas customers - September
Sale of Southdown power generation and Rotokawa Power Purchase Agreement - November
Sale of Taranaki Combined Cycle and Cobb Hydro power generation - December
Key initiatives successfully completed ...
AGL


1
DELIVERING
MAXIMUM
RETURNS
AGL

RESULTS
July - Dec 2002

	2001 $m	2002 $m	Change %
Revenue	1733.2	2102.7	+ 21.3
EBITDA	426.9	531.0	+ 24.4
EBIT	312.5	394.2	+ 26.1
Underlying net profit	143.7	187.4	+ 30.4
Profit attributable to Shareholders	82.9	190.6	+ 129.9
Return on Equity (½ yr)	4.3%	7.8%	

A strong financial result ...

1

- Strategy is delivering results
- Underlying profit up 8.8% (ex. Pulse)
- Pulse 5 month NPAT contribution $31.0m

AGL


RESULTS
July - Dec 2002
Segment EBIT analysis | December 2001 $m | December 2002 $m
Energy Networks
Gas 85.7 80.1
Electricity 28.1 28.7
Agility 19.0 25.6
Energy Sales & Marketing 64.9 124.8
Investments 33.8 38.1
LPG 11.4 11.0
New Zealand 86.1 83.7
Telecommunications (12.2) 0.0
Other (4.3) 2.2
Total 312.5 394.2
Benefits of energy business portfolio ...
AGL


SIGNIFICANT ITEMS
July - Dec 2002
2001 $m | 2002 $m
Property sale - 13.5
New Zealand (35.9) -
Telecommunications (45.0) (10.0)
Tax benefit (expense) 11.9 (0.3)
Total (69.0) 3.2
Breakfast Point sale
Conservative management of non-core Telecommunications investments
AGL


CASH FLOW
July - Dec 2002
2001 $m | 2002 $m | Change %
Operating Cash Flow 159.4 338.8 + 113
Less:
- Net capital expenditure (25.1) (27.7)
- Investments (31.2) 7.8
- Net dividends (0.3) (76.5)
Net available 102.8 242.4 + 136
Strong focus on cash management
Improvement in NGC performance
Continuing improvement in cash flow ...
AGL


FINANCIAL PERFORMANCE INDICATORS
·Maintained "A" credit rating
·Gearing approaching target
·Significant improvement in operating cash flow per share
Delivering to plan ...
AGL

	2001	2002	Change %
EPS (excl. sig. items)(c)	39.2	43.4	10.7
EPS (incl. sig. items)(c)	22.6	44.1	95.1
DPS (c)	25.0	26.0	4.0
OCF/S (c)	43.7	78.5	79.6
Interest coverage (x)	3.5	4.3	22.9
Gearing (%)	52.8	47.3	
NTA/S ($)	2.99	2.58	(13.7)


AUSTRALIAN BUSINESS SEGMENTS
Funds Employed
Australia 76%
Energy Networks
Agility
Energy Sales & Marketing
Power Generation
JV & other part owned Investments
APT (30%)
ActewAGL (50%)
Elgas (50%), HCE (100%)
Telecommunications Investments
Property and other
Total Australian funds employed $4453.1m ...
AGL


ENERGY NETWORKS
·Period on period underlying performance (exc. GCRA) is up $7.8m
·Gas - Ave. 2% network tariff increase
·21,800 additional sites
Credible underlying performance ...
AGL

EBIT	2001 $m	2002 $m
Gas	85.7	80.1
Electricity	28.1	28.7
Total	113.8	108.8

Volume Transported	2001	2002
Gas(PJ)	51.1	50.5
Electricity(GWh)	2032	2037


ENERGY NETWORKS
Total Sydney Heating Degree Days for July - December 2002
380
360
340
320
300
280
6 Yr Ave
Actual J - D 02
Mild winter, warm spring reduced gas demand in NSW
Warmer December offset mild winter in Victoria
Mild weather impacted throughput ...
AGL


Agility
2001 2002
$m $m
EBIT 19.0 25.6
Business model delivering improved performance
Sustainable underlying growth
Continued growth & diversification ...
AGL

Agility

Assets under management		
Pipelines	➢	9 508 km
Gas Networks	➢	26 109 km
Elec. Networks	➢	7 155 km
Generation	➢	330 MW

- Major projects completed:
  - 6th stage looping on Roma-Brisbane Pipeline
  - Carpentaria Pipeline Compressor Station
  - Sydney Water - water main renewal
  - Hallett & Somerton Peaking Power Generation plants commissioned
- Customer base diversifying

"Whole of asset life" capability provides competitive advantage ...

AGL


ENERGY SALES & MARKETING
Improvement in underlying business, plus Pulse ...
Underlying business up 9.7% (exc. Pulse)
Pulse performance tracking to plan - integration is a continuing focus
AGL

	2001 $m	2002 $m	Change %
Sales Revenue	1025.4	1499.6	46.2
EBIT-exc. Pulse	64.9	71.2	9.7
EBIT-Pulse	-	53.6	-
Total EBIT	64.9	124.8	92.3
EBIT/Sales	6.3%	8.3 %	


ENERGY SALES & MARKETING
National operations focussing on SE Australia ...
Underlying electricity sales volume (exc. Pulse) up 7.2%
Pulse is major contributor to increased volumes
AGL

	Gas	Electricity
Energy Volume	80.4 PJ (up 38%)	10,504 GWh (up 32%)
Sales	$543.7m (up 39%)	$916.5m (up 52%)
Customer Numbers	1.4m	1.7m


ENERGY SALES & MARKETING
Mass Market competition
Most SE Australian markets now open to competition
FRC now largely complete - only SA gas, ACT electricity to go
Mass market churn
Vic gross churn 6% since market open
NSW gross churn 3% since market open
SA - electricity open 1 January 2003
AGL experience
total customer growth compensates for customer number losses
good progress in SME markets
Competing effectively and sensibly ...
Retail churn has been within expectations and less than international experience
AGL

JOINT VENTURE & OTHER PART-OWNED INTERESTS

	Australian Pipeline Trust	ActewAGL	ELGAS	HCE
AGL Owns	30%	50%	50%	100%
EBIT	$10.8m up 22.7%	$27.3m up 7.9%	$11 m down 3.5%	

Australian Pipeline Trust:
- Increased contribution
- Growth opportunities emerging
- Awaiting regulatory decisions

ActewAGL:
- Increased contribution
- Bushfires impact not yet known - anticipated to be small

ELGAS / HCE:
- LPG prices stable over period
- HCE down for part due to planned maintenance

Energy Investments performing well ...

AGL


NEW ZEALAND SEGMENT
Funds Employed
NZ 24%
NGC
Gas transportation
Energy Trading
Wholesale gas
Gas processing
Infrastructure management
Electricity metering
LPG businesses
TrustPower investment - 20.5%
Total NZ funds employed $1378.1 million ...
AGL

NEW ZEALAND

ngc

	2001	2002
EBIT	$84. 1m	$76.7 m

- All core business streams performing solidly
- Infrastructure business refocus
- Maui Redetermination finalised
- Capital management review

TrustPower

	2001	2002
EBIT	$0.2 m	$7.0 m

- Higher dividends received following rebound from 2001 drought
- *Investment under review*

AGL


2
COMPLETING
BUSINESS
PLATFORMS
AGL


DIVERSIFIED FLEXIBLE GAS
PORTFOLIO
SURAT/
BOWEN
340 PJ
COOPER
505 PJ
GIPPSLAND
563 PJ
2
$4.5 billion supply and transportation portfolio
Supply flexibility to key markets
Meeting customer requirements a priority ...
AGL


3
REDEFINING
THE
PORTFOLIO
AGL


REDEFINING THE PORTFOLIO
Core
Related
Non Core
AUSTRALIA
•AGL Networks
•AGL Retail
•AGL Wholesale
•ActewAGL
•Agility
•APT
•TransACT
•Elgas
•HCE
•WA Power Generation
PART SOLD
•COMindico
•Property
SOLD
NEW ZEALAND & OTHER
•NGC Transmission
•NGC Networks
•NGC Metering
•TrustPower (N.Z.)
•GasValpo (Chile)
•NGC Wholesale Gas
•NGC Generation
SOLD
•NGC Retail
SOLD
Reconfiguring for future growth ...
3
•Focus on growing, developing and reconfiguring core businesses
•Continue rationalisation or disposal of non core businesses
•Reinvesting funds released in core businesses
AGL


4
BUILDING CAPABILITY
AGL


CAPABILITY DEVELOPMENT
Clear alignment between business performance and individual rewards
Developing the necessary skills and processes to:
manage risks
compete effectively
ensure good execution of strategy
Focus on leadership development and key talent
Effective integration of acquired businesses
4
•Developing a high performance culture
•Focus on growing skills and capabilities
AGL


THE WAY FORWARD
AGL


THE WAY FORWARD
Delivering Maximum Returns
- Seasonal influences on current half year performance
- Continuing focus on risk management
Complete Business Platforms
- Power Generation
- Agility
- New Zealand
Redefining the Portfolio
- Positioning for future growth
Building Capabilities
- Growing skills and capabilities
Continuing to build on the momentum ...
1
2
3
4
AGL


The Australian Gas Light Company
Half Year Results
1 July 2002 - 31 December 2002
Question & Answer Session
1
2
3
4
AGL


The Australian Gas Light Company
Half Year Results
1 July 2002 - 31 December 2002
Supplementary Information
1
2
3
4
AGL



SUPPLEMENTARY INFORMATION
Profit Analysis

	December 2001 Before Significant Items $m	December 2001 Significant Items $m	December 2001 Total $m	December 2002 Before Significant Items $m	December 2002 Significant Items $m	December 2002 Total $m
EBITDA	427.0	(80.9)	346.1	531.0	3.5	534.5
DA	(114.5)	-	(114.5)	(136.8)	-	(136.8)
EBIT	312.5	(80.9)	231.6	394.2	3.5	397.7
Borrowing Costs	(91.4)	-	(91.4)	(91.9)	-	(91.9)
NP Before Tax	221.1	(80.9)	140.2	302.3	3.5	305.8
Tax	(64.6)	11.9	(52.7)	(103.6)	(0.3)	(103.9)
NPAT	156.5	(69.0)	87.5	198.7	3.2	201.9
Minorities	(12.8)	8.2	(4.6)	(11.3)	-	(11.3)
Net Profit	143.7	(60.8)	82.9	187.4	3.2	190.6

AGL



SUPPLEMENTARY INFORMATION
Significant Items

	December 2001 Before Tax $m	December 2001 Tax $m	December 2001 After Tax $m	December 2002 Before Tax $m	December 2002 Tax $m	December 2002 After Tax $m
Profit on Breakfast Point Sale	-	-	-	13.5	(0.3)	13.2
Writeoff COMindico	-	-	-	(10.0)	-	(10.0)
Losses & Writedown – NGC	(35.9)	11.9	(24.0)	-	-	-
Losses & Writeoff – dingo blue	(45.0)	-	(45.0)	-	-	-
	(80.9)	11.9	(69.0)	3.5	(0.3)	3.2
Less Minorities			8.2			
Net Significant Items			(60.8)			3.2

AGL

SUPPLEMENTARY INFORMATION
Segment EBIT Analysis

	December 2001			December 2002		
	Operating Profit $m	Significant Items $m	Total $m	Operating Profit $m	Significant Items $m	Total $m
Energy Networks						
➢ Gas	85.7	-	85.7	80.1	-	80.1
➢ Electricity	28.1	-	28.1	28.7	-	28.7
Agility	19.0	-	19.0	25.6	-	25.6
Energy Sales & Marketing	84.9	-	84.9	124.8	-	124.8
Investments	33.8	-	33.8	38.1	-	38.1
LPG	11.4	-	11.4	11.0	-	11.0
New Zealand	86.1	(35.9)	50.2	83.7	-	83.7
Telecommunications	(12.2)	(45.0)	(57.2)	0.0	(10.0)	(10.0)
Other	(4.3)	-	(4.3)	2.2	13.5	15.7
Total	312.5	(80.9)	231.6	394.2	3.5	397.7

AGL

SUPPLEMENTARY INFORMATION
EBITDA/Cash Flow Reconciliation

	$m
EBITDA	534.5
Working capital movements	(46.2)
Equity accounting adjustments	(9.5)
Tax expense/payments	(45.7)
Borrowing costs expense/payments	(91.0)
Non current asset disposals/writeoff	(3.3)
Net Operating Cash Flow	338.8

AGL

SUPPLEMENTARY INFORMATION
Funds Employed

	2001 $m	2002 $m
Energy Networks	2017	2033
Agility	(17)	(3)
E S & M	322	1297
Investments	370	350
LPG	110	100
Other (inc. Chile)	453	676
Sub-total	3255	4453
New Zealand	1439	1378
TOTAL	4694	5831

AGL


ASX
AUSTRALIAN STOCK EXCHANGE
SEC MAIL
RECEIVED
PROCESSING
MAY 16 2003
WASH. D.C.
155
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/03/2003

TIME: 11:20:33

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC aligns with Plumbing World to develop National LPG Mkt

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


FAXED


AGL

The Australian Gas Light Company
ARBN 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 **LEVEL 21 FAX: (02) 9957 3671**

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO. **1300 300 021**

FROM: **COMPANY SECRETARY OFFICE**

DATE: **17 March 2003**

PAGES: **2 (including cover sheet)**

SUBJECT: NGC Aligns with Plumbing World to Develop National LPG Market

Please find attached media release in regard to the above by NGC Holdings Limited (NGC). NGC is a 66% owned subsidiary of the Australian Gas Light Company (AGL).

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 576 8700
Fax: 64 4 576 8600
Website: www.ngc.co.nz


ngc

17 March 2003

NEWS MEDIA RELEASE

NGC Aligns with Plumbing World to Develop National LPG Market

NGC, through its LPG retailing business, On gas, has concluded a Channel Partner Agreement with nationwide plumbing merchant, Plumbing World, to expand its LPG business throughout New Zealand. The agreement takes effect on 31 March 2003.

The alliance will place a particular focus on developing the LPG market in Christchurch, although the marketing strategy is national in its scope and aimed at growth in the rest of the country. Under the arrangement, On gas will no longer operate its existing Christchurch LPG showroom, which became part of NGC's operations when it acquired TransAlta New Zealand Limited in 2000. The showroom assets have been sold to Plumbing World and the showroom operation is expected to be absorbed into Plumbing World's Christchurch outlet before the end of the year.

Commenting on the initiative today, NGC Chief Executive Phil James said: "NGC is very encouraged about the prospects for LPG sales in New Zealand, and there are particular opportunities to bring this cleaning burning and efficient fuel to energy consumers in Christchurch and the rest of the South Island.

"Plumbing World is a successful company with a nationwide presence and close relationships within the trade. For its part, NGC has a significant involvement in the New Zealand LPG industry. We have good access to the product and are well equipped through our storage and delivery infrastructure to get it to customers throughout the country. Together, NGC and Plumbing World can improve the availability of LPG and make it easier for people to access and enjoy a gas lifestyle."

Contact: Keith FitzPatrick
Communications Manager
NGC Holdings Limited
Phone: 04 – 576 8804
Mobile: 027- 443 8349


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL PROCESSING
RECEIVED
MAY 16 2003
WASH, D.C. 155 SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/03/2003

TIME: 16:20:28

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 7

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1900 999 279**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **15 (incl.this)**

DATE: **20 MARCH 2003**

SUBJECT:

Attached are Appendix 3Y notifications of changes in Director's Interests for the purposes of Section 205G of the Corporations Act.

Regards,

L J Fisk
Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 20/03/2003

TIME: 16:43:16

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

TrustPower Limited Pro Rata Buy Back

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



The Australian Gas Light Company
ABN 95 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 LEVEL 21 FAX: (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO. **1900 999 279**

FROM: **COMPANY SECRETARY OFFICE**

DATE: **20 March 2003**

PAGES: **3 (including cover sheet)**

SUBJECT: Pro Rata Buy-Back

Please find attached media release in regard to the above by TrustPower Limited. The Australian Gas Light Company (AGL) is a 20.5% shareholder in TrustPower Limited. AGL will consider its position and advise its decision in due course.



20 March 2003

Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON

BY FACSIMILE: (04) 473 1470
BY EMAIL: announce@nzse.co.nz

PRO RATA BUY-BACK

TrustPower Limited ("TrustPower") gives notice in accordance with Listing Rules 10.1 and 7.6.2 of the New Zealand Stock Exchange Listing Rules of its intention to make a pro rata offer to its shareholders to purchase 2 ordinary shares from every 7 ordinary shares held by shareholders in accordance with section 60(1) of the Companies Act 1993 and Listing Rule 7.6.1(b).

The key terms of the offer, in summarised form, are:

(a) the offer price will be $3.70 per share;

(b) the number of shares that TrustPower is offering to purchase is 2 shares from every 7 shares held by each shareholder as recorded in TrustPower's share register at 5.00pm on 21 March 2003. Subject to minor rounding adjustments this comprises a maximum of 56,649,936 shares;

(c) in the event that any shareholder fails to accept the offer in full, TrustPower will acquire from other shareholders who accept the offer in full and wish to sell additional shares, additional shares up to 100% of their shareholding. If the aggregate number of additional shares exceeds the number of shares which shareholders fail to accept the offer in full for, the acceptance of the additional shares will be scaled down on a rateable basis;

(d) the offer will be conditional upon:

    (i) valid acceptances being received in respect of not less than 50,000,000 shares;

    (ii) shareholders passing a resolution pursuant to clause 4 of the Takeovers Code (Class Exemptions) Notice (No. 2) 2001 to exempt every person who increases voting control of TrustPower as a result of the acquisition by TrustPower of its

own shares, where such increase must be made in accordance with the Takeovers Code, from Rule 6(1) of the Takeovers Code;

(iii) the passing of such other shareholder resolutions of TrustPower to give effect to the offer and its completion as TrustPower determines; and

(iv) TrustPower receiving from the holder of the 1,000 convertible notes previously issued by TrustPower, a valid and irrevocable notice that all those 1,000 convertible notes will be converted into shares of TrustPower on the next interest payment date.

It is intended that the offer documents, including full details of the proposed transaction, will be posted to shareholders during the week beginning 24 March 2003 (but after the expiry of the three business day notice period to the New Zealand Stock Exchange required under Listing Rule 7.6.2). It is expected that the offer will be open for a two week period, but with the right of TrustPower to extend this period for a short space of time if TrustPower believes that this is appropriate.

The Directors are pleased to confirm TrustPower has continued to experience sound profitability in line with that previously announced for the 9 month period 31 December 2002.

Shareholder's should note this will be a pro rata offer which no shareholder is compelled to accept.

For further information concerning this announcement, please contact Computershare Investor Services on 0800 080276

Yours faithfully
TrustPower Limited

Harold Titter
Chairman
021 610 735


ASX
AUSTRALIAN STOCK EXCHANGE
SEC MAIL
RECEIVED
PROCESSING
MAY 16 2003
WASH. D.C.
155
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/03/2003

TIME: 13:56:16

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Underwriting of Dividend via Placement Issue

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



The Australian Gas Light Company
Formed in New South Wales in 1837, with limited liability ARBN 052 167 405

AGL Centre 111 Pacific Highway North Sydney NSW 2060
Locked Bag 944 North Sydney NSW 2059
Phone: 02 9922 8257 Facsimile: 02 9922 8465
E-Mail: bgilbert@agl.com.au

FAXED

FACSIMILE TRANSMISSION

TO:	**Australian Stock Exchange**	**DATE:**	24/03/2003
ATTN:	**Company Announcements**	**FAX NO:**	~~1300 300 021~~
FROM:	Barry Gilbert Manager Share Registry Services	**PAGES:**	9 (Including this page)

RE: **Application for quotation of additional securities**

Please find attached completed 'Appendix 3B – New issue announcement, application for quotation of securities and agreement' covering shares issued under the AGL Share Placement Issue/Underwriting of DRP on 25 March 2003.

2h 904

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

THE AUSTRALIAN GAS LIGHT COMPANY

ABN

95 052 167 405

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**ORDINARY SHARES**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**6,399,242**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**FULLY PAID ORDINARY SHARES**

10,860,098
6,399,242
4,460,856

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	**$10.51**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**UNDERWRITING OF DIVIDEND VIA PLACEMENT ISSUE**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**25 MARCH 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**445,692,881**	**FULLY PAID ORDINARY SHARES**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	NIL	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**TO RANK EQUALLY WITH ALL OTHER SHARES ON ISSUE**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**NOT APPLICABLE**
12	Is the issue renounceable or non-renounceable?	**NOT APPLICABLE**
13	Ratio in which the +securities will be offered	**NOT APPLICABLE**
14	+Class of +securities to which the offer relates	**NOT APPLICABLE**
15	+Record date to determine entitlements	**NOT APPLICABLE**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**NOT APPLICABLE**
17	Policy for deciding entitlements in relation to fractions	**NOT APPLICABLE**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**NOT APPLICABLE**
19	Closing date for receipt of acceptances or renunciations	**NOT APPLICABLE**

+ See chapter 19 for defined terms.

20	Names of any underwriters	**J B WERE**
21	Amount of any underwriting fee or commission	**NOT APPLICABLE**
22	Names of any brokers to the issue	**NOT APPLICABLE**
23	Fee or commission payable to the broker to the issue	**NOT APPLICABLE**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**NOT APPLICABLE**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**NOT APPLICABLE**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**NOT APPLICABLE**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**NOT APPLICABLE**
28	Date rights trading will begin (if applicable)	**NOT APPLICABLE**
29	Date rights trading will end (if applicable)	**NOT APPLICABLE**
30	How do +security holders sell their entitlements *in full* through a broker?	**NOT APPLICABLE**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**NOT APPLICABLE**

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	NOT APPLICABLE
33	+Despatch date	NOT APPLICABLE

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

AMOUNT OF FEES TO BE ADVISED AND INVOICED BY ASX

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **24 MARCH 2003**
(Company Secretary)

Print name: **LESLIE JAMES FISK**

== == == == ==

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE
SEC MAIL
RECEIVED
PROCESSING
MAY 16 2003
WASH, D.C.
155
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/03/2003

TIME: 08:50:22

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Issuance of Shares in Reliance on Category 1 of Class Order

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1900 999 279**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: (incl.this) ✓

DATE: 25 . 3 . 03 .

SUBJECT: Issue of Shares in Reliance on Category 1 of Class Order

Please note the attached.



The Australian Gas Light Company
Formed in New South Wales in 1837
with limited liability ABN 95 052 167 405
111 Pacific Highway North Sydney NSW 2060
Locked Bag 944 North Sydney NSW 2059

Telephone: 02 9922 8259
Facsimile: 02 9922 8465

25 March 2003

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

FOR IMMEDIATE RELEASE TO THE MARKET

THE AUSTRALIAN GAS LIGHT COMPANY ('AGL')

ISSUANCE OF SHARES IN RELIANCE ON CATEGORY 1 OF CLASS ORDER

The Australian Gas Light Company (AGL) today issued shares in reliance on the relief from the resale restrictions in subsection 707(3) of the Corporations Act provided in Class Order CO 02/1180, subject to the terms of the Class Order, and in particular in reliance on Category 1 of Schedule C to that Class Order.

AGL confirms, for the purposes of the Class Order, that all information of that kind that would be required to be disclosed under section 713(5) of the Corporation Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the shares, has been disclosed to the ASX.

If you have any queries concerning the above, please do not hesitate to contact me on (02) 9922 8644.

Yours faithfully

Les Fisk
Group Manager Corporate Services
and Company Secretary


ASX
AUSTRALIAN STOCK EXCHANGE
SEC MAIL RECEIVED PROCESSING
MAY 16 2003
WASH, D.C. 155 SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/03/2003

TIME: 15:01:42

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x7

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO: **1900 999 279**

FROM: **COMPANY SECRETARY'S OFFICE**

PAGES: **15 (incl.this)**

DATE: **28 MARCH 2003**

SUBJECT:

Attached are Appendix 3Y notifications of changes in Director's Interests for the purposes of Section 205G of the Corporations Act.

Regards,

Joanne [signature]

per L J Fisk
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GREGORY JOHN WALTON MARTIN
Date of last notice	17 MARCH 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28.03.03
No. of securities held prior to change	528,137
Class	ORDINARY
Number acquired	546
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.51
No. of securities held after change	528,683

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	G J REANEY
Date of last notice	17 MARCH 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28.03.03
No. of securities held prior to change	41,908
Class	ORDINARY
Number acquired	410
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.51
No. of securities held after change	42,318

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	M J PHILLIPS
Date of last notice	17 MARCH 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28.03.03
No. of securities held prior to change	71,266
Class	ORDINARY
Number acquired	1,731
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.51
No. of securities held after change	72,997

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	M R G JOHNSON
Date of last notice	17 MARCH 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28.03.03
No. of securities held prior to change	91,993
Class	ORDINARY
Number acquired	2,215
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.51
No. of securities held after change	94,208

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	C J HEWSON
Date of last notice	17 MARCH 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28.03.03
No. of securities held prior to change	20,683
Class	ORDINARY
Number acquired	485
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.51
No. of securities held after change	21,168

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	A B DANIELS
Date of last notice	17 MARCH 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28.03.03
No. of securities held prior to change	12,138
Class	ORDINARY
Number acquired	288
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.51
No. of securities held after change	12,426

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	D C K ALLEN
Date of last notice	17 MARCH 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28.03.03
No. of securities held prior to change	46,358
Class	ORDINARY
Number acquired	1,099
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10.51
No. of securities held after change	47,457

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	AGL SHARE PURCHASE PLAN

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



The Australian Gas Light Company
ABN 95 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 **LEVEL 21 FAX: (02) 9957 3671**

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX NO. **1900 999 279**

FROM: **COMPANY SECRETARY OFFICE**

DATE: **31 March 2003**

PAGES: **2 (including cover sheet)**

SUBJECT: NGC Transfers Tax Losses to AGL

Please find attached media release in regard to the above by NGC Holdings Limited (NGC). NGC is a 66% owned subsidiary of the Australian Gas Light Company (AGL).

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz


ngc

31 March 2003

NEWS MEDIA RELEASE

NGC Transfers Tax Losses to AGL

NGC Holdings Limited said today it has transferred to the AGL Group part of its tax losses carried forward from 2001.

The transfer of $12.2 million of gross losses to AGL NZ Energy Limited, a subsidiary of NGC's 66.6% majority shareholder, was concluded for full value of 33 cents in the dollar, resulting in a payment to NGC of $4 million. The transaction was considered and approved by NGC's independent directors.

NGC Chief Executive Phil James said the transfer benefited NGC by enabling it to accelerate the utilisation of its tax losses. Such transfers are common commercial practice where grouping is allowed under tax legislation.

Contact: Keith FitzPatrick
Communications Manager
NGC Holdings Limited
Phone: 04 – 462 8704
Mobile: 027- 443 8349


ASX
AUSTRALIAN STOCK EXCHANGE



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/03/2003

TIME: 13:52:41

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Transfers Tax Losses to AGL

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL
PROCESSING
RECEIVED
MAY 16 2003
WASH. D.C.
155
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/04/2003

TIME: 13:39:22

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation to Ord Minnett 9 April 2003

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**


1
2
3
4
AGL


1
2
3
4
AGL


1
• Strategy is delivering results
• Underlying profit up 8.8% (ex. Pulse)
• Pulse 5 month NPAT contribution $31.0m
AGL



Segment EBIT analysis	December 2001 $m	December 2002 $m
Energy Networks		
➢ Gas	85.7	80.1
➢ Electricity	28.1	28.7
Agility	19.0	25.6
Energy Sales & Marketing	64.9	124.8
Investments	33.8	38.1
LPG	11.4	11.0
New Zealand	66.1	83.7
Telecommunications	(12.2)	0.0
Other	(4.3)	2.2
Total	312.5	394.2

AGL


1
· Strong focus on cash management
· Improvement in NGC performance
AGL


1
· Maintained "A" credit rating
· Gearing approaching target
· Significant improvement in operating cash flow per share
AGL


1
2
3
4
AGL


2
SURAT/
BOWEN
340 PJ
COOPER
505 PJ
GIPPSLAND
563 PJ
• $4.5 billion supply and transportation portfolio
• Supply flexibility to key markets
AGL


MW
1
3
5
7
9
11
13
15
17
19
21
23
Time (hours)
Swaps
Collars
Caps
AGL Generation
Demand Triggered Swaps
Demand triggered Caps
Ave Demand Day
High Demand Day
AGL


2
AGL


2
AGL


2
AGL


3
Focus on growing, developing and reconfiguring core businesses
Continue rationalisation or disposal of non core businesses
Reinvesting funds released in core businesses
AGL


4
Developing a high performance culture
Focus on growing skills and capabilities
AGL


1
2
3
4
AGL




ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL
PROCESSING
RECEIVED
MAY 16 2003
WASH, D.C.
155
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/04/2003

TIME: 11:58:48

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - DRP

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



The Australian Gas Light Company
Formed in New South Wales in 1837, with limited liability ARBN 052 167 405

AGL Centre 111 Pacific Highway North Sydney NSW 2060
Locked Bag 944 North Sydney NSW 2059
Phone: 02 9922 8257 Facsimile: 02 9922 8465
E-Mail: bgilbert@agl.com.au



FACSIMILE TRANSMISSION

TO:	**Australian Stock Exchange**	**DATE:**	10/04/2003
ATTN:	**Company Announcements**	**FAX NO:**	1900 999 279
FROM:	Barry Gilbert Manager Share Registry Services	**PAGES:** (Including this page)	9

RE: Application for quotation of additional securities

Please find attached completed 'Appendix 3B – New issue announcement, application for quotation of securities and agreement' covering shares issued under the AGL Dividend Reinvestment Plan on 28 March 2003.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

THE AUSTRALIAN GAS LIGHT COMPANY

ABN

95 052 167 405

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**ORDINARY SHARES**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**4,460,759**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**FULLY PAID ORDINARY SHARES**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**YES**
5	Issue price or consideration	**$10.51**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**PURSUANT TO DIVIDEND REINVESTMENT PLAN**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 MARCH 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**450,153,640**	**FULLY PAID ORDINARY SHARES**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**NIL**	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**TO RANK EQUALLY WITH ALL OTHER SHARES ON ISSUE**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**APPROVED**
12	Is the issue renounceable or non-renounceable?	**NOT APPLICABLE**
13	Ratio in which the +securities will be offered	**DIVIDEND AMOUNT DIVIDED BY WEIGHTED AVERAGE MARKET PRICE OF AGL SHARES FOR THE FIVE DAYS UP TO AND INCLUDING RECORD DATE**
14	+Class of +securities to which the offer relates	**ORDINARY SHARES**
15	+Record date to determine entitlements	**17 MARCH 2003**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**THERE IS ONLY ONE CENTRAL REGISTER**
17	Policy for deciding entitlements in relation to fractions	**AS PER TERMS AND CONDITIONS OF DIVIDEND REINVESTMENT PLAN**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**NOT APPLICABLE**

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	**17 MARCH 2003**
20	Names of any underwriters	**NIL**
21	Amount of any underwriting fee or commission	**NIL**
22	Names of any brokers to the issue	**NOT APPLICABLE**
23	Fee or commission payable to the broker to the issue	**NOT APPLICABLE**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**NOT APPLICABLE**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**NOT APPLICABLE**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**NOT APPLICABLE**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**NOT APPLICABLE**
28	Date rights trading will begin (if applicable)	**NOT APPLICABLE**
29	Date rights trading will end (if applicable)	**NOT APPLICABLE**
30	How do +security holders sell their entitlements *in full* through a broker?	**NOT APPLICABLE**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**NOT APPLICABLE**

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**NOT APPLICABLE**
33	+Despatch date	**28 MARCH 2003**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

AMOUNT OF FEES TO BE ADVISED AND INVOICED BY ASX

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **10 APRIL 2003**
(Company Secretary)

Print name: **LESLIE JAMES FISK**

== == == == ==

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE
SEC MAIL PROCESSING
RECEIVED
MAY 16 2003
WASH. D.C. 155 SECTION
337

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/04/2003

TIME: 11:20:49

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

NGC Secures Gas Option with Indo-Pacific

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1900 999 279

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 2

DATE: 22 APRIL 2003

SUBJECT: NGC SECURES GAS OPTION WITH INDO-PACIFIC

Attached is a media release from AGL's New Zealand subsidiary, Natural Gas Corporation, re. NGC Secures Gas Option with Indo-Pacific.

Regards

Les Fisk
Company Secretary

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz



22 April 2003

NEWS MEDIA RELEASE

NGC Secures Gas Option with Indo-Pacific

NGC Holdings Limited said today it has entered into a gas purchase option with Indo-Pacific Energy New Zealand Limited for gas from currently undeveloped discoveries in Taranaki.

NGC has made a $2 million prepayment against future gas purchases, and this also entitles NGC to negotiate first for gas produced by Indo-Pacific for the next 10 years.

The prepayment, in turn, will provide Indo-Pacific with supplementary funding to develop prospects, particularly the Kahili and Cheal discoveries. Other details of the arrangements are commercially confidential.

NGC Chief Executive Phil James said: "NGC has previously announced it is looking at ways of developing its wholesale gas position in the post-Maui supply era. This era is likely to be characterised by supply from multiple smaller fields, with a strategic proportion of gas being brought to the market by smaller explorers developing previously uneconomic fields in Taranaki.

"NGC is pleased to have established a relationship with Indo-Pacific that will facilitate the timely development of new reserves and to help get this gas to end users as the Maui field winds down."

Mr James said NGC continues to examine other options for developing its future position in the New Zealand gas industry.

Indo-Pacific Energy Ltd is a Canadian incorporated company headquartered in Wellington, with production and an extensive portfolio of exploration assets in the Taranaki Basin. It also holds exploration interests in the Timor Sea and Papua New Guinea.

Contact: Keith FitzPatrick
Communications Manager
NGC Holdings Limited
Phone: 04 – 462 8704
Mobile: 027- 443 8349


ASX
AUSTRALIAN STOCK EXCHANGE
SEC MAIL PROCESSING
RECEIVED
MAY 16 2003
WASH, D.C.
SECTION
338

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/04/2003

TIME: 09:35:26

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Accepts TrustPower's Share Buy-back Offer

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



FACSIMILE



ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

TO: AUSTRALIAN STOCK EXCHANGE

FAX NO: 1900 999 279

FROM: COMPANY SECRETARY'S OFFICE

PAGES: 2

DATE: 28 APRIL 2003

SUBJECT: AGL ACCEPTS TRUSTPOWER'S SHARE BUY-BACK OFFER

Please find attached media release on the above subject.

Regards

Les Fisk
Company Secretary

AGL

media release

April 28, 2003

AGL accepts TrustPower's share buy-back offer

The Australian Gas Light Company (AGL) Managing Director, Greg Martin, today announced that AGL had agreed to accept TrustPower Limited's pro-rata share buyback offer for the whole of its 20.5 per cent shareholding in the New Zealand based energy company.

AGL expects to receive cash proceeds of approximately $AUD135 million through the divestment of 40.6 million TrustPower shares at the offer price of $NZ3.70 a share. The sale proceeds are expected to approximate AGL's net carrying value of the investment.

Mr Martin said AGL's shareholding in TrustPower had been under review during the past year.

"The share buy-back offer from TrustPower provided an opportunity for AGL to divest its TrustPower shareholding and is consistent with AGL's strategy of re-focusing efforts in New Zealand around the core business portfolio of AGL's 66% owned subsidiary, NGC Holdings Limited," Mr Martin said.

Subject to approval of the share buy-back by TrustPower shareholders, AGL anticipates receipt of the proceeds by no later than June 30 2003.

Proceeds will be applied to debt reduction.

Further Enquiries:
Contact: Jane McAloon, Group Manager External Affairs
Direct: (02) 9922 8349
Mobile: 0419 447 384

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9922 8352
Mobile: 0416 275 273